

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 29, 2021

Pascal Desroches
Senior Executive Vice President and Chief Financial Officer
AT&T Inc.
One AT&T Plaza
208 South Akard Street
Dallas, Texas 75202

> **Re: AT&T Inc.**
> **Registration Statement on Form S-4**
> **Filed July 22, 2021**
> **File No. 333-258096**

Dear Mr. Desroches:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Katherine Wray, Staff Attorney, at 202-551-3483 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology